Exhibit 3.1

CERTIFICATE OF SEVENTH AMENDMENT TO THE

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF JAGUAR HEALTH, INC.

Jaguar Health, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

1.	The name of the Corporation is Jaguar Health, Inc. The date of filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware (the “the Delaware Secretary of State”) was June 6, 2013, under the name Jaguar Animal Health, Inc.

2.	This Certificate of Seventh Amendment to the Third Amended and Restated Certificate of Incorporation was duly authorized and adopted by the Corporation’s Board of Directors and stockholders in accordance with Section 242 of the General Corporation Law of the State of Delaware and amends the provisions of the Company’s Third Amended and Restated Certificate of Incorporation.

3.	The amendment to the existing Third Amended and Restated Certificate of Incorporation being effected hereby is as follows:

a.	Add the following paragraph at the end of Section IV.A. as a new Section IV.A.9:

“9. Fourth Reverse Stock Split. Upon this Amendment to the Third Restated Certificate becoming effective pursuant to the DGCL (the “Seventh Amendment Effective Time”), each three (3) to seventy-five (75) shares of Common Stock issued and outstanding immediately prior to the Seventh Amendment Effective Time shall automatically be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, the exact ratio within the foregoing range to be determined by the Board of Directors prior to the Seventh Amendment Effective Time and publicly announced by the Corporation, without any further action by the Corporation or the holder thereof (the “Fourth Reverse Stock Split”). No fractional shares shall be issued in connection with the Fourth Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the Nasdaq Capital Market as of the date of the Seventh Amendment Effective Time, by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Seventh Amendment Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

4.	This Certificate of Seventh Amendment to the Third Amended and Restated Certificate of Incorporation shall be effective at 12:01 a.m., Eastern Time, on January 23, 2023.

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IN WITNESS WHEREOF, Jaguar Health, Inc. has caused this Certificate of Seventh Amendment to the Third Amended and Restated Certificate of Incorporation to be signed by Lisa A. Conte, its President and Chief Executive Officer, this 20th day of January, 2023.

JAGUAR HEALTH, INC.
A Delaware corporation

By:	/s/ Lisa A. Conte
Name: Lisa A. Conte
Title: President & CEO